

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE



07066877

DC

NO ACT
P.E. 3-29-07

June 4, 2007

Paul M. Neuhauser
Attorney at Law
5770 Midnight Pass Road
Sarasota, FL 34242

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/4/2007

Re: Cash America International, Inc.
Incoming letter dated March 29, 2007

Dear Mr. Neuhauser:

This is in response to your letter dated March 29, 2007, which we received on April 26, 2007, concerning a shareholder proposal submitted to Cash America by Christian Brothers Investment Services, Inc. On March 5, 2007, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Cash America omitted the proposal from its proxy materials in reliance on rule 14a-8(i)(7). On March 26, 2007, we issued our response indicating that after reviewing the information contained in your March 14, 2007 letter, we found no basis to reconsider our position and determined not to present your request to the Commission. After reviewing the information contained in your March 29, 2007 letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Paul M. Talbot
Associate General Counsel
Cash America International, Inc.
1600 West 7th Street
Fort Worth, TX 76102

FAX TRANSMISSION

To: Martin P. Dunn, Esq.
Deputy Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9349

RECEIVED
2007 APR 26 PM 2:33

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: March 29, 2007

Re: Shareholder proposal submitted to Cash America International, Inc.

Number of pages, including this page = 4

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242

Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 29, 2007

Martin P. Dunn
Deputy Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Cash America International

Via FAX 202-772-9349

Dear Mr. Dunn:

On March 14, 2007, I wrote to you on behalf of Christian Brothers Investment Services, Inc. (the "Proponent"), which has submitted a shareholder proposal to Cash America International, inc. ("Cash America" or the "Company") for consideration at its year 2007 meeting of shareholders, in which letter I requested reconsideration of the Staff's grant of a no-action letter, dated March 5, 2007, to the Company on the ground that the Proponent's proposal related to the Company's "ordinary business operations (i.e. credit policies, loan underwriting and customer relations)".

In further support of our contention that shareholder proposals concerning Predatory Lending raise important matters of policy for the Company, and therefore are not excludable by virtue of Rule 14a-8(i)(7), we draw your attention to the fact that yesterday, March 28, 2007, the United States House Ways and Means Committee passed HR 1677, Section 7 of which is aimed at short term refund anticipation predatory loans, which loans are not unlike the short term predatory loans made by the Company. HR 1677 was introduced on March 26, 2007, and Section 7 is set forth as Appendix A to this letter.

In this connection, we note that the March 28, 2007, edition of *The Wall Street Journal* said that Internal Revenue Commissioner Mark Everson had attacked "predatory" refund loans, which are short-term loans made by private-sector businesses at exceptionally high interest rates, typically to poor people.

We reiterate our requests that the Staff reconsider its grant of a no-action letter to the Company and deny the Company's request. In the event that upon reconsideration of the Staff decision the Staff adheres to that earlier decision, please request the Commission to review the Staff determination.

We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru at the same number.

Sincerely yours,



Paul M. Neuhauser

cc: Paul W. Talbot
John Wilson
Dan Rosan
Fr. Mike Hoolahan

EXHIBIT A

SEC. 7. PROHIBITION ON IRS DEBT INDICATORS FOR PREDATORY REFUND ANTICIPATION LOANS.

(a) In General. Subsection (f) of section 6011 (relating to promotion of electronic filing) is amended by adding at the end the following new paragraph:

"(3) Prohibition on irs debt indicators for predatory refund anticipation loans.

"(A) In general. In carrying out any program under this subsection, the Secretary shall not provide a debt indicator to any person with respect to any refund anticipation loan if the Secretary determines that the business practices of such person involve refund anticipations loans and related charges and fees that are predatory.

"(B) Refund anticipation loan. For purposes of this paragraph, the term 'refund anticipation loan' means a loan of money or of any other thing of value to a taxpayer secured by the taxpayer's anticipated receipt of a Federal tax refund.

"(C) IRS debt indicator. For purposes of this paragraph, the term 'debt indicator' means a notification provided through a tax return's acknowledgment file that a refund will be offset to repay debts for delinquent Federal or State taxes, student loans, child support, or other Federal agency debt.".



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

June 4, 2007

Michael H. Cole
Vice President and Chief Legal Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/4/2007

Re: Smithfield Foods, Inc.
Incoming letter dated April 30, 2007

Dear Mr. Cole:

This is in response to your letter dated April 30, 2007 concerning the shareholder proposal submitted to Smithfield Foods by People for the Ethical Treatment of Animals. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Matthew A. Prescott
Manager, Factory Farming Campaigns
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510



Michael H. Cole
Vice President and Chief Legal Officer

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

(757) 365-3030 tel
(757) 365-3025 fax

April 30, 2007

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Smithfield Foods, Inc. – Shareholder Proposal from People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Smithfield Foods, Inc. (the "Company"), a Virginia corporation, to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"), a copy of which is attached. The Company intends to omit the Proposal because it was not submitted in a timely manner as required by Rule 14a-8 promulgated under the Securities Exchange Act of 1934. The Company intends to file its definitive proxy materials with the Commission on or about July 27, 2007.

In accordance with Rule 14a-8(j), the Company hereby submits its statement of reasons why it is proper to omit the Proposal relating to the 2007 Annual Meeting. Enclosed are six copies of this letter and the attachments. A copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2007 Proxy Materials.

Summary of the Company's Position

The Company intends to exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(e) because it received the Proposal after the April 2, 2007 deadline published in the Company's 2006 proxy statement.

www.smithfieldfoods.com
michaelcole@smithfieldfoods.com

The Proposal

On April 3, 2007, the Company received the enclosed letter, dated April 2, 2007, from the Proponent setting forth the Proposal and requesting the inclusion of the Proposal in the 2007 Proxy Materials.

Grounds for Exclusion

The Company's proxy statement distributed to shareholders in connection with its 2006 Annual Meeting clearly stated that any shareholder proposals must be received no later than April 2, 2007 to be considered for inclusion in the 2007 Proxy Materials to be distributed in connection with the 2007 Annual Meeting. This date was calculated in accordance with Rule 14a-8(e)(2) and remains effective because the 2007 Annual Meeting Date (August 28, 2007) has not been changed to a date more than thirty days from the date of the 2006 Annual Meeting (August 30, 2006).

Rule 14a-8(e)(2) states a shareholder proposal "must be *received* at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for submission of such proposal to be deemed timely for Rule 14a-8 purposes. The Company received the Proposal after the April 2, 2007 submission deadline. Because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2), the Proposal may be properly excluded from the 2007 Proxy Materials.

The Proponent sent the Proposal to the Company via United Postal Service on April 2, 2007, next day air service (UPS tracking number: 1Z X08 427 01 5968 003 3). Entering the same tracking number into the UPS "Track Packages and Freight" website[1] confirms conclusively that such item was not delivered to the Company until April 3, 2007 at 11:40 a.m., one day after the Company's published April 2, 2007 deadline. A copy of the tracking report is attached. As such, the Proposal was untimely received, and is subject to exclusion under rule 14a-8(e)(2).

The Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to the reasons for failure to meet the deadline, even in cases where a proposal is received only one day late. See International Business Machines Corporation (December 5, 2006); American Express Company (December 21, 2004); Hewlett-Packard Company (January 24, 2003); Dillard Department Stores, Inc. (March 13, 2001); Hewlett-Packard Company (November 9, 1999); Chevron Corporation (February 10, 1998) and Norfolk Southern Corp. (February 23, 1998). The burden is on the shareholder to make sure the proposal is received by the company by the required date.

The Proponent is very experienced with submitting shareholder proposals and knows of the consequences for failing to meet the deadline stipulated by Rule 14a-8(e)(2). In 2005 the

[1] http://wwwapps.ups.com/WebTracking/track

Proponent submitted a shareholder proposal to the Company that was excluded because it was received 61 days after the submission deadline. See Smithfield Foods, Inc. (June 30, 2005). In 2006 the Proponent did properly submit a shareholder proposal to the Company and as such it was included in the Company's 2006 proxy statement. As part of its Shareholder Resolution Campaign, the Proponent instructs its members on the requirements of submitting shareholder proposals to companies, including the deadline requirement.[2] According to the Proponent's own publicity materials, it submitted shareholder proposals to 23 public companies during its 2005 campaign.[3] The Proponent has become very familiar with the Commission's rules over the years, and yet in this case the Proponent failed to adhere to the submission deadline under Rule 14a-8(e)(2).

Pursuant to the fourth sentence of Rule 14a-8(f)(1), we note the Company is not required to provide the Proponent with the 14-day notice generally required under Rule 14a-8(f)(1), because the defect in the Proposal is a violation of Rule 14a-8(e) and cannot be cured.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2007 Proxy Materials.

Please do not hesitate to call me at (757) 365-3030 if you require additional information or wish to discuss this submission further. Thank you for your attention to this matter.

Sincerely,



Michael H. Cole

Enclosures

\4533481.1

---

[2] http://stopanimaltests.com/f-shareRes.asp

[3] http://stopanimaltests.com/pdfs/shareholder-res-scorecard.pdf

Rec'd. 4/3/07



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

April 2, 2007

Michael H. Cole
Vice President, Secretary & Deputy General Counsel
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Dear Mr. Cole:

Attached you'll find People for the Ethical Treatment of Animals' (PETA) shareholder proposal, submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming ownership of 180 shares of Smithfield, Inc. common stock acquired more than three years ago. PETA has held these shares continuously for more than three years and intends to hold them through and including the date of the 2007 annual shareholders meeting.

Please contact the undersigned if you need any further information. If Smithfield, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264, via fax at 757-628-0784, or via e-mail at MattPrescott@peta.org. Thank you.

Sincerely,

Matt Prescott

Matthew A. Prescott
Manager, Factory Farming Campaigns

Enclosures: PETA's 2007 shareholder resolution
Morgan Stanley confirmation letter

MorganStanley

April 2, 2006

Mr. Michael H. Cole
Secretary
Smithfield Foods, Inc.
Executive Offices
200 Commerce Street
Smithfield, VA 23430

Re: Shareholder Proposal for Inclusion in the 2007 Proxy Materials

Dear Secretary Cole:

Morgan Stanley is the record holder of 180 shares of Smithfield Foods, Inc. common stock held on behalf of People for the Ethical Treatment of Animals.

People for the Ethical Treatment of Animals acquired these shares on May 9, 2003 and have held them continuously and without interruption since that time.

If you have any further questions, please do not hesitate to contact me.

Sincerely,



Abril Azmi

Report on Controlled-Atmosphere Killing

RESOLVED, to improve the quality and yield of Smithfield's products, conditions for its employees, and the welfare of its animals, shareholders request that the Board of Directors issue a report to shareholders by March 2008 on the feasibility of adopting controlled-atmosphere killing (CAK) in its turkey facilities. This report should be prepared at a reasonable cost and omit proprietary information.

Supporting Statement
Smithfield uses electric immobilization in all of its turkey slaughterhouses. This involves dumping and shackling live birds, shocking them with electrified water, slitting their throats, and defeathering them in tanks of scalding-hot water.

<u>Electric immobilization lowers product quality and yield and compromises worker safety and animal welfare:</u>

- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.
- Birds are often scalded alive in defeathering tanks as a result of inadequate stunning procedures. When this happens, they defecate in the tanks, further decreasing yield and increasing contamination of the next birds to enter the tank.
- Frenzied birds flap at workers, kick them, and vomit and defecate on them, leading to increased worker injuries and illness, and overall poor ergonomics. This leads to higher company payout and an extremely high turnover rate.
- Because frustrated workers handle live birds, they often abuse animals. Recently, workers at a Smithfield-owned Butterball facility in Arkansas were documented punching and kicking live birds, stomping birds' heads until their skulls exploded, and even sexually assaulting them (see www.ButterballCruelty.com).

<u>CAK is USDA-approved and improves product quality, yield, working conditions and animal welfare:</u>

- With CAK, birds are placed in chambers while still in their transport crates, where their oxygen is replaced with inert gasses and/or carbon dioxide, efficiently and gently putting them "to sleep."
- Every published review of CAK concludes that it is superior to electric immobilization with regard to animal welfare, as does Dr. Temple Grandin, a scientific advisor to Smithfield.
- Because there is no live-dumping, live-shackling or live-scalding, product quality and yield (and animal welfare) are greatly improved and contamination is drastically decreased. The manager of a CAK turkey plant in Ohio told *Poultry USA* that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat."
- Because workers only handle birds once they are dead, ergonomics are improved, injury and illness rates are decreased and the opportunities for workers to abuse live birds are eliminated. The turnover at a Nebraska poultry plant dropped by 75 percent after it installed CAK. "Before, every week there was a new person. Now, it's one of the nicer jobs in the plant", said the owner.

Although CAK improves product quality, yield, worker safety and animal welfare, Smithfield has not shown any meaningful progress toward studying it.

Clearly, it is in the company's best interests that shareholders vote for this resolution.

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Tracking Summary

Tracking Numbers

Tracking Number:	1Z X08 427 01 5968 003 3
Type:	Package
Status:	**Delivered**
Delivered on:	04/03/2007 11:40 A.M.
Delivered to:	SMITHFIELD, VA, US
Signed by:	EDWARDS
Service Type:	NEXT DAY AIR

Tracking results provided by UPS: 04/30/2007 1:54 P.M. EST (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 4, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Smithfield Foods, Inc.
Incoming letter dated April 30, 2007

The proposal requests that the board of directors issue a report to shareholders on the feasibility of adopting controlled-atmosphere killing in its turkey facilities.

There appears to be some basis for your view that Smithfield Foods may exclude the proposal under rule 14a-8(e)(2) because Smithfield Foods received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Smithfield Foods omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END